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                              April 22, 2024

       Michael K. Wirth
       Chairman of the Board and Chief Executive Officer
       Chevron Corporation
       6001 Bollinger Canyon Road
       San Ramon, California 94583-2324

                                                        Re: Chevron Corporation
                                                            Amendment No.2 to
Registration Statement on Form S-4
                                                            Filed April 12,
2024
                                                            File No. 333-277356

       Dear Michael K. Wirth:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our [Month day, year] letter.

       Amendment No.2 to Form S-4

       Interests of Directors and Executive Officers of Hess in the Merger, page 67

   1. We note your new disclosure indicating that the filing of the arbitration relating to the
                                                        Stabroek ROFR may delay
the completion of the merger and that Hess seeks to complete the arbitration by the
end of 2024. In light of this new disclosure, ensure that all related disclosures are updated
and current.

       Material U.S. Federal Income Tax Consequences, page 84

   2. The tax opinion which you filed as Exhibit 8.1 opines that the Merger will qualify as a reorganization
within the meaning of Section 368(a) of the Code, but it does not constitute a short-form
opinion with regard to the disclosure in this section. Counsel's opinion expressly
states: "We express no opinion on any issue or matter relating to the tax
 Michael K. Wirth
Chevron Corporation
April 22, 2024
Page 2
       consequences of the transactions contemplated by the Merger Agreement or the
       Registration Statement other than the opinion set forth above."

       If you elect to use a short-form opinion, the Exhibit 8 short-form opinion and the tax disclosure in the proxy statement / prospectus both must identify counsel, state clearly that the disclosure in this section is the opinion of the named counsel or accountant, and that disclosure must clearly identify and articulate the opinion being rendered. For reference, please see Staff Legal Bulletin No. 19 at Sections III.A.1 and III.B.2. Please contact Timothy S. Levenberg at 202-551-3707 or Karina Dorin at
202-551-3763
with any questions.



                                                             Sincerely,
FirstName LastNameMichael K. Wirth
                                                             Division of
Corporation Finance
Comapany NameChevron Corporation
                                                             Office of Energy &
Transportation
April 22, 2024 Page 2
cc:       Kyle Seifried, Esq., of Paul, Weiss, et al.
FirstName LastName